Exhibit 12.1
BAKER HUGHES INCORPORATED
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Millions, Except Ratios)

	Three Months Ended March 31,		Year Ended December 31,
	2009	2008	2008	2007	2006		2005	2004
Earnings
Add:
Pre-tax income from continuing operations before adjustments for equity investees	$284	$569	$2,317	$2,256	$1,933		$1,179	$740
Fixed charges	57	33	172	131	124		118	125
Amortization of capitalized interest	—	—	1	1	—		—	—
Distributed income of equity investees	—	—	—	—	60		30	—
Less:
Capitalized interest	3	2	7	5	1		—	—

Total earnings	$338	$600	$2,483	$2,383	$2,116	(a)	$1,327	$865

Fixed Charges
Add:
Interest expense	$35	$15	$89	$66	$69		$72	$84
Interest portion of rental expense	19	16	76	60	54		46	41
Capitalized interest	3	2	7	5	1		—	—

Total fixed charges	$57	$33	$172	$131	$124		$118	$125

Ratio of earnings to fixed charges	5.9	18.2	14.4	18.2	17.1		11.2	6.9

(a)	The earnings calculation does not include a $1.7 billion gain recorded in April 2006 from the sale of WesternGeco, Baker Hughes’ equity method investment in which we owned a 30% interest.